EXHIBIT 99.2

NORTHCORE TECHNOLOGIES INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.        Name and Address of Company

Northcore Technologies Inc. (the “Corporation”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

Item 2.        Dates of Material Change

July 11, 2007

Item 3.        News Release

A press release disclosing the nature and substance of the material changes was issued through the facilities of CanadaNewsWire on July 11, 2007 and was filed on SEDAR.

Item 4.        Summary of Material Changes

The Corporation announced on July 11, 2007  a series of management changes which will take effect on July 12, 2007. Duncan Copeland has been appointed Chief Executive Officer, succeeding Jeff Lymburner, who will remain on the company’s board of directors. James Moskos has been promoted to Chief Operating Officer.

Item 5.        Full Description of Material Change

The Corporation announced on July 11, 2007  a series of management changes which will take effect on July 12, 2007. Duncan Copeland has been appointed Chief Executive Officer, succeeding Jeff Lymburner, who will remain on the company’s board of directors. James Moskos has been promoted to Chief Operating Officer.

Mr. Copeland will be responsible for the company’s strategic direction and will serve as chief spokesperson on corporate and investor activities. Mr. Copeland is a founding director of the company and has been a member of the faculties of the Richard Ivey School of Business, University of Western Ontario and Georgetown University. Mr. Copeland has also provided information technology and management consulting services to leading private and public sector organizations over the years, such as American Airlines, Bank of Montreal, IBM, and the government of Canada. Mr. Copeland holds a doctorate from the Harvard Business School.

Mr. Moskos will be responsible for all aspects of Northcore’s ongoing activities, including the continued development of GE Asset Manager, LLC. Mr. Moskos has served with the company since 1998, spearheading its technology strategy and initiatives, particularly the development of Northcore’s suite of asset management solutions that are being utilized by a roster of Fortune 500 organizations around the world. Mr. Moskos will continue to serve as a director of the company. “Jim Moskos has done exceptional work in managing our strategic alliances while presiding over top-quality technology development. To continue building on these strengths, it is now appropriate that he be given the maximum authority and flexibility in his new role as COO,” said Jeff Lymburner, outgoing-CEO of Northcore Technologies. “Duncan Copeland brings 10 years as a board member and extensive IT and consulting expertise to the CEO position. I am confident that this experience will assist Jim and the management team to maximize their potential."

In his continuing role as a director of the company, Mr.Lymburner will provide support during its transition and ongoing growth.

Mr. Chris Bulger will continue to serve as chairman of the company’s board of directors.

Item 6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.        Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.        Executive Officer

For further information, please contact:
Duncan Copeland
Chief Executive Officer
(416) 356-1419

Item 9.         Date of Report

July 17, 2007.